UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AMBASSADORS INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

023178-10-6

(CUSIP Number)

Blake B. Barnett

Chief Financial Officer

Ambassadors International, Inc.

1071 Camelback Street

Newport Beach, California 92660-3228

(949) 759-5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023178-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JOSEPH J. UEBERROTH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 973,575
8. Shared Voting Power 0
9. Sole Dispositive Power 973,575
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 973,575
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment to Schedule 13 D is filed by Joseph J. Ueberroth relating to the common stock, par value $0.01 per share (“Common Stock”) of Ambassadors International, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1071 Camelback Street, Newport Beach, California 92660. Hereinafter, Joseph J. Ueberroth shall be referred to as “Joseph J. Ueberroth” or “Mr. Ueberroth.”

Item 2.	Identity and Background

2.1	Joseph J. Ueberroth

(a)	This Amendment to Schedule 13D is filed by Joseph J. Ueberroth.

(b)	The principal business address of Mr. Ueberroth is 1071 Camelback Street, Newport Beach, California 92660.

(c)	Mr. Ueberroth is the Chairman of the Board, Chief Executive Officer and President of the Issuer.

(d)	Mr. Ueberroth has not, during the last five years, been convicted in a criminal proceeding.

(e)	Mr. Ueberroth has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Ueberroth is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

(a)	The 973,575 shares of the Common Stock of the Issuer beneficially owned by Mr. Ueberroth, individually and as co-trustee of the UCT (defined and more fully described in Item 3(c)), includes:

(i)	160,120 shares of Common Stock (comprised of 133,620 shares of Common Stock acquired prior to the initial public offering of the Issuer and 26,500 shares of Common Stock acquired for investment purposes on the open market by the use of personal funds in the approximate aggregate amount of $593,861);

(ii)	180,000 shares of restricted Common Stock issued pursuant to the Issuer’s 2005 Incentive Award Plan (the “2005 Plan”), comprised of 75,000 shares which are fully vested and 105,000 unvested shares (of which an aggregate of 12,500 shares are scheduled to vest after the date hereof in 2008, subject to certain performance goals; an aggregate of 12,500 shares are scheduled to vest in 2009; an aggregate of 30,000 shares are scheduled to vest in 2010; an aggregate of 50,000 shares are scheduled to vest in 2011);

(iii)	Options to purchase 546,529 shares of Common Stock issued pursuant to the 2005 Plan, comprised of 314,029 shares which are fully vested and exercisable and 232,500 unvested shares all of which are scheduled to vest 25% annually commencing with the first anniversary of the respective grant date (an aggregate of 80,000 shares representing five (5) option grants are scheduled to vest after the date hereof in 2008; an aggregate of 67,500 shares representing four (4) option grants are scheduled to vest in 2009; an aggregate of 55,000 shares representing three (3) option grants are scheduled to vest in 2010; and an aggregate of 30,000 shares representing one (1) option grant are scheduled to vest in 2011);

(iv)	86,926 shares of Common Stock of the Issuer held in the name of the UCT (more fully described in Item 3(c)) of which Mr. Ueberroth is co-trustee and has the power to vote and dispose.

(b)	Mr. Ueberroth did not acquire beneficial ownership of any Common Stock of the Issuer with borrowed funds.

(c)	Pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated February 1, 2005 between the Company, BellPort Group, Inc., a Delaware corporation (“BellPort”), and certain wholly-owned subsidiaries of the Issuer, the Issuer acquired BellPort. Joseph J. Ueberroth beneficially owned 32% of the outstanding equity securities of BellPort at the time of the acquisition. Pursuant to the terms of the Merger Agreement, shares of common stock of BellPort held in the name of the UCT were cancelled and converted into 86,926 shares of Common Stock of the Issuer. The aggregate of 86,926 shares of Common Stock of the Issuer are held in the name of the UCT. Joseph J. and Polly Ueberroth are co-trustees of the UCT, having shared power to vote and dispose of such shares.

Item 4.	Purpose of Transaction

Mr. Ueberroth is the Chairman of the Board, Chief Executive Officer and President of the Issuer. Mr. Ueberroth holds his shares of the Issuer’s Common Stock, restricted Common Stock and stock options, for investment purposes. Mr. Ueberroth may, from time to time, acquire additional shares of Common Stock of the Issuer in open market transactions or through further compensatory grants by the Issuer of stock options or restricted stock pursuant to the 2005 Plan or similar plans of the Issuer. Additionally, Mr. Ueberroth may, from time to time, sell his shares of Common Stock of the Issuer in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose and in compliance with the Issuer’s Insider Trading Policy.

Except as described herein, Mr. Ueberroth has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date of this Amendment to Schedule 13D, (i) Mr. Ueberroth may be deemed to be the beneficial owner of an aggregate of 973,575 shares of Common Stock of the Issuer, held individually and as co-trustee of the UCT. Mr. Ueberroth has the power to vote and dispose of such 973,575 shares of Common Stock of the Issuer, which constitutes 8.3% of the Issuer’s shares outstanding and (ii) the UCT has a direct interest in 86,926 shares of Common Stock of the Issuer, which constitutes less than 1% of the Issuer’s shares outstanding.

The percentages used in this paragraph 5(a) are based upon 11,138,655 shares of Common Stock of the Issuer outstanding as of January 25, 2008.

(b)	As of the date hereof:

(i)	The 973,575 shares of the Common Stock of the Issuer beneficially owned by Mr. Ueberroth, individually and as co-trustee of the UCT, includes:

(1)	160,120 shares of Common Stock (comprised of 133,620 shares of Common Stock acquired prior to the initial public offering of the Issuer and 26,500 shares of Common Stock acquired for investment purposes on the open market by the use of personal funds in the approximate aggregate amount of $593,861);

(2)	180,000 shares of restricted Common Stock issued pursuant to the 2005 Plan, comprised of 75,000 shares which are fully vested and 105,000 unvested shares (of which an aggregate of 12,500 shares are scheduled to vest after the date hereof in 2008, subject to certain performance goals; an aggregate of 12,500 shares are scheduled to vest in 2009; an aggregate of 30,000 shares are scheduled to vest in 2010; and an aggregate of 50,000 shares are scheduled to vest in 2011);

(3)	Options to purchase 546,529 shares of Common Stock issued pursuant to the 2005 Plan, comprised of 314,029 shares which are fully vested and exercisable and 232,500 unvested shares all of which are scheduled to vest 25% annually commencing with the first anniversary of the respective grant date (an aggregate of 80,000 shares representing five (5) option grants are scheduled to vest after the date hereof in 2008; an aggregate of 67,500 shares representing four (4) option grants are scheduled to vest in 2009; an aggregate of 55,000 shares representing three (3) option grants are scheduled to vest in 2010; and an aggregate of 30,000 shares representing one (1) option grant are scheduled to vest in 2011);

(4)	86,926 shares of Common Stock of the Issuer held in the name of the UCT (more fully described in Item 3(c)) of which Mr. Ueberroth is co-trustee and has the power to vote and dispose.

(c)	Joseph J. Ueberroth, individually, has not effected any transactions in the Common Stock of the Issuer in the last 60 days. An option agreement dated July 26, 2006 (the “Option Agreement”) between the Ueberroth Family Trust dated June 27, 1986 (the “UFT”) and Joseph J. Ueberroth Revocable Trust dated March 5, 1997 (the “JJURT”), which gave the JJURT the option to acquire 300,000 shares of Common Stock of the Issuer at a price of $25.00 per share, expired on January 25, 2008 unexercised.

(d)	Polly J. Ueberroth, as co-trustee of the UCT, has the shared power to vote and dispose 86,926 shares of Common Stock held in the name of the UCT.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Ueberroth is the son of Peter V. Ueberroth. Peter V. Ueberroth is a director of the Issuer and co-trustee of the UFT.

Other than as described herein, Mr. Ueberroth does not have any contracts, arrangements, understandings or relationships with any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2008

/s/ Joseph J. Ueberroth
JOSEPH J. UEBERROTH